LEVY & DRONEY, P. C.

Pond View Corporate Center

74 Batterson Park Road

Farmington, CT 06032

April 13, 2007

Mr. Russell Mancuso, Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, Northwest

Washington, D.C.  20549

RE:  DiaSys Corporation – SEC File No. 1-16285

Dear Mr. Mancuso:

This letter is in response to your letter of August 22, 2006 addressed to Mr. Gregory Witchel, Chief Executive Officer of DiaSys Corporation (the “Company”).  This firm represents DiaSys Corporation.

We have reviewed the matters addressed in your letter with Company management and our responses are based upon such discussions.

The Company has elected to address your comments in the context of its Annual Report on Form 10-KSB for its fiscal year ended June 30, 2006, filed on November 15, 2006 (the “2006 10-KSB”).  Comments addressed to the company’s Quarterly Reports on Form 10-QSB have been addressed in the context of the Company’s Quarterly Report on Form 10-QSB for its fiscal quarter ended September 30, 2006, filed on November 20, 2006.

Please note that the individual responses are numbered to correspond with the comments raised in your letter.

Amendment No. 1 to Form 10-KSB for the fiscal year ended June 30, 2005

Item 1. Description of Business, page 2

1.

Please refer to prior comment 1.  Please tell us the page numbers and the filing date of the Form 10-KSB that you believe includes the complete disclosures regarding the change in control, including clear disclosure of the relationships between the parties.

On February 6, 2003, the Company filed a current report on Form 8-K announcing an agreement regarding a change in the composition of the Board of Directors.

The change in the composition of the Board of directors was further disclosed at length in the Company’s definitive proxy statement field on March 4, 2003.

The change in control was again described at length under Item 9 (page 2) of Amendment No. 1 to the Company’s Annual Report on Form 10-KSB, filed on October 29, 2003.

2.

We reissue prior comment 2 which sought a marked copy of your Form 10-KSB that (1) identifies the exhibit number of each agreement you cite in the text and (2) explains the reason for each deletion of disclosure about an agreement since the original filing of your Form 10-KSB.

We note that not all agreements referred to in the text of Form 10-KSB were filed as exhibits.  The Company takes the position that such agreements were made in the ordinary course of business and are not required to be filed pursuant to item 601 of Regulation SB.

3.

Your response to prior comment 3 that you do not believe that “any subsequent events affected the significance of previous material announcements in the context that they were made” is not consistent with your April 7, 2006 response 4 that “In some cases, the subject matter of the prior announcements has been superseded in importance by subsequent events.”  Material developments during the applicable period should be disclosed in your Form 10-KSB.  If “subsequent events” affect the significance of previous material announcements, you also should explain those subsequent events and how they affected previous developments.

The Company has added disclosure regarding the Hua-Sin relationship, as noted in the response to the following comment.  The Company continues to believe that a comprehensive updating of information would only serve to confuse the reader.  The Company also notes that information has been updated in the 2006 10-KSB.

Strategic Relationships, page 5

4.

Please expand your response to prior comment 4.  Your response does not include your analysis of the materiality of the agreements with Hua-Sin Science Co. Ltd. nor do you have any specific reference to your public announcements regarding the size of the agreements.  Please provide us with such an analysis and specific references.

The agreement with Hua-Sin represented approximately 18% of the Company’s revenues for its fiscal year ended June 30, 2005.  The Company received minimal orders from Hua-Sin during its fiscal year ended June 30, 2006 and such relationship was terminated in August 2006.

Recent Issuances of Unregistered Securities, page 14

5.

Please refer to prior comment 6.  Please provide the disclosure required by Item 701 of Regulation S-B concerning the issuance of the shares to Icon Investors.

Additional disclosure has been added on page 15 regarding sales of Common Stock to Icon Investors.

6.

Please expand your response to prior comment 8 to cite with specificity the authority on which you base your conclusion that the October 14, 2005 agreement with investors need not be filed.  Otherwise, please file the agreement as an exhibit.

The Company entered into several separate investment agreements with individual investors, none of which was material.

Item 8A Controls and Procedures, page 20

7.

It is unclear how your response to prior comment 10 addresses our concern that it is inappropriate to retroactively change management’s previously disclosed conclusions concerning effectiveness.  Please advise or revise.

The Company has reverted to the original language.

8.

We note your response to prior comment 11.  However, addressing the issue in future filings does not address our concern about disclosure regarding changes in each of the periods cited in the comment.  Therefore, please amend your prior filings as requested, and include all revisions that your August 7, 2006 letter says will be made in future filings.

The language has been addressed in the context of the 2006 10-KSB.

Item 12. Certain Relationships and Related Transactions, page 25

9.

Please refer to prior comment 13.  Please tell us which prior filings included all required disclosure under this Item for each transaction mentioned in the comment.

EXHIBIT #	PRIOR DISCLOSURE
10.24	Amend #1 to 2005 10-KSB filed 4/7/06
10.25	Amend #1 to 2005 10-KSB filed 4/7/06
10.26	Amend #1 to 2005 10-KSB filed 4/7/06
10.27	Amend #1 to 2005 10-KSB filed 4/7/06
10.28	Amend #1 to 2005 10-KSB filed 4/7/06
10.29	Amend #1 to 2005 10-KSB filed 4/7/06
10.30	Amend #1 to 2005 10-KSB filed 4/7/06

10.

We note your response to comment 14; however, your disclosure should be clear in context without requiring investors to know the contents of your other documents to understand the meaning your current disclosure.  Therefore, we reissue the comment which requested that you disclose the purpose and terms of the July 14, 2004 Settlement Agreement and General Release that you cite without  explanation in this section.

The Company believes its explication of the DeMatteo litigation and settlement was adequate.  The Settlement Agreement and General Release (Exhibit 10.35) is self-explanatory.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

11.

Please refer to prior comment 16.  Please provide us with a table that supports your belief that transactions by your officers and directors have been reported.  The table should include the transactions discussed on pages 21 and 22 and the transactions with your officers and directors where you have filed as exhibits the agreements with such parties.

The Company is not aware of any transactions with officers, directors or major shareholders that have not been reported.

Signatures

12.

We note our response to prior comment 22; however, you should file a corrected Form 10-KSB which indicates below the second paragraph required on the Signature page who is signing in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer.  Please see General Instruction C of Form 10-KSB.  The corrected Form 10-KSB should restate the filing in its entirety, including all changes that you mention in your August 7, 2006 letter as to be addressed in future filings.

The signature page for the 2006 10-KSB has been revised as requested.

Form 10-QSB for the fiscal quarter ended September 30, 2005

Recent Sales of Unregistered Securities, page 11

13.

Please refer to prior comment 23.  Please confirm your understanding of the effect of the failure to file Form 8-K on your eligibility to use short-form registration statements.

The Company has no present intention to use any short-form registration statement.

14.

Please refer to prior comment 24.  Please tell us when you filed the Form 8-K for the warrant sales mentioned in the first paragraph on page 8.

The 8-K was filed on August 7, 2006.

Form 10-QSB for the fiscal quarter ended December 31, 2005

15.

Please expand your response to prior comments 27 and 28 to cite with specificity the authority on which you rely to conclude that the exhibits need not be filed.  Address in your analysis the relationships between the parties, the extent to which your business relies on the agreements, and, as applicable, the amount of revenue and margin represented by the agreement relative to your historic revenue and margins.

Item 601(b)(10) of Regulation SB requires filing only of material contracts, not made in the ordinary course of business.  The items specifically exclude ordinary purchase and sales agency agreements.  The Company believes that it has filed all contracts required to file pursuant to this item.

Form 10-QSB for the fiscal quarter ended March 31, 2006

16.

Please file as exhibits your March 28, 2006 agreement and your April 10, 2006 agreement.  We note the disclosure on pages 9 and 10.  Also discuss the material terms of the agreements.

Again, the Company takes the position that Item 601(b)(10) of Regulation SB does not require that these agreements be filed.

17.

Please ensure that the substance of your response to prior comment 29 is clear from context when you refer “completion of product registrations.”  Also ensure that your disclosure makes clear extent to which product registration is an obstacle, including, as applicable, a description of the steps required to complete the registration.

As noted in the current filing, all product registrations have been obtained, with the exception of Guatemala.  We understand that this should also be merely a matter of time, and so no further explanation has been added.

Please advise if you have further comments or concerns.

Sincerely yours,

S/RICHARD T. KEPPELMAN

Richard T. Keppelman

cc: Thomas Jones

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